UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2012

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.
(CENTRAL NORTH AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Torre Latitud, L501, Piso 5,
Av. Lázaro Cárdenas 2225,
Col. Valle Oriente, San Pedro Garza García
Nuevo León, México

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

OMA Announces First Quarter 2012 Earnings

Monterrey, Mexico, April 26, 2011 –Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA (NASDAQ: OMAB; BMV: OMA), reported its unaudited results for the first quarter of 2012 today.1

OMA recorded solid results in the first quarter of 2012.  The 7.6% increase in passenger traffic drove a 20% increase in the sum of aeronautical revenues and non-aeronautical revenues.  The Adjusted EBITDA margin increased to 55.3%.  Consolidated net income rose 59%, based on the combination of strong operating results and an exchange gain from the appreciation of the peso.

1Q12 Highlights

■	Passenger traffic increased 7.6% to 2.9 million in 1Q12; domestic traffic increased 10.1%, while international traffic decreased 2.5%. Seven of our airline clients had traffic growth in the quarter.

■	Aeronautical revenues increased 22.3% principally as the result of the growth in passenger traffic and the increase in passenger charges and aeronautical services tariffs in April and October 2011.

■	Non-aeronautical revenues increased 11.9% principally as the result of the development and implementation of commercial and diversification initiatives.

■	The NH T2 hotel in the Mexico City International Airport increased revenues 15.1%, principally as a result of higher room rates.

■	The sum of aeronautical and non-aeronautical revenues per passenger increased 11.2% to Ps. 218.7.

■	Four new domestic routes and two new international routes opened, as a result of route development efforts.

■	26 new stores, car rental, advertising, restaurant, passenger service, and time share locales opened in the 13 airports, as part of the commercial strategy.

■	Adjusted EBITDA2 increased 28.6% to Ps. 350 million in 1Q12. The Adjusted EBITDA margin reached 55.5%, an increase of 400 basis points, reflecting OMA’S efforts to sustain cash flow generation.

■	Consolidated net income increased 58.7% to Ps. 184 million. Earnings per share were Ps. 0.46, or US$0.26 per American Depositary Share (ADS).

■	Capital expenditures were Ps. 165 million in 1Q12.

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1 Unless otherwise stated, all references are to the first quarter of 2012 (1Q12), and all percentage changes are with respect to the same period of the prior year.  The exchange rate used to convert foreign currency amounts was Ps. 12.8489 per U.S. dollar.

Operating Results

Passenger Traffic, flight operations, and cargo volumes

The total number of flight operations (takeoffs and landings) increased 2.7%, to 82,977 operations. Domestic flight operations increased 2.8%, and international operations increased 2.1%.

Total passenger traffic increased 7.6% (+204,129) terminal passengers).

Traffic increased most in the Monterrey (+7.1%), Tampico (+29.9%), and Ciudad Juárez (+18.2%) airports. VivaAerobus, Interjet, Copa, Aeromar, Volaris, Delta Airlines, and Aeroméxico saw increases in passenger volumes. The Acapulco (-18.3%) and Mazatlán (-4.3%) airports had the largest decreases.  (See Annex Table 1, Passenger Traffic for more detail.)

Of total passenger traffic, 82.1% was domestic, and 19.7% was international. Commercial aviation accounted for 96.6% of passenger traffic and general aviation 3.4%. Monterrey generated 44.5% of passenger traffic, Culiacán 9.1%, and Mazatlán 6.7%.

Domestic passenger traffic increased 10.1%.

All thirteen airports had increases in domestic traffic. Monterrey (+5.6%) had increases principally on the routes to Mexico City and Cancún. Tampico (+32.4%) had increases on the Mexico City route.  Ciudad Juárez (+18.8%) had increases on the Mexico City and Guadalajara routes.  The Reynosa (+53.7%), Culiacán (+8.1%), and Chihuahua (+11.5%) airports had increases on their Mexico City routes.

Four domestic routes opened and three closed during the quarter.

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2 Adjusted EBITDA excludes the non-cash maintenance provision and construction revenue and construction expense.  OMA provides a full reconciliation of Adjusted EBITDA in the corresponding section of this report; see also the Notes to the Financial Information.

International passenger traffic increased 2.5%.

Nine airports had increases in international traffic. The most significant increases were in Monterrey (+15.8%) with increases from the routes to San Antonio and Panama; Zacatecas (+78.2%) with an increase on the Chicago route; and San Luis Potosi (+36.4%) with an increase on the Houston route.

Four airports had reductions in international passenger traffic, with the most significant decreases in Acapulco (-54.7%), Mazatlán (-10.0%), and Zihuatanejo (-10.9%). The affected routes were, respectively, those to Houston, Dallas, and Denver.

Two international routes opened in the quarter, and two closed.

Air Cargo volumes increased 3.3%. Of total air cargo volume, 63.1% was domestic and 36.9% was international. Cargo revenues increased 12% to Ps. 6 million in 1Q12.

Non-aeronautical and commercial operations

During 1Q12, we continued to increase and improve the commercial offering and passenger services available in our airport terminals. Twenty-six new retail, car rental, advertising, restaurant, passenger service, and time-share services operations opened in all 13 airports, improving our services.  The occupancy rate of our commercial space was 92%, as a result of the initiatives to achieve steady growth of commercial revenues even while expanding the total amount of space available.

NH Terminal 2 Hotel Operations

The NH T2 hotel in the Mexico City International Airport had an average occupancy rate of 81.0%, as compared to 80.5% in 1Q11. Revenue per available room3 was Ps. 1,467 in 1Q12, 15% higher than the Ps. 1,275 realized in 1Q11.  The NH T2 hotel had a 22.6% market share in the Mexico City airport hotel market, compared to 19.2% share of the total rooms in the airport area.

Financial Results

Revenues

The sum of aeronautical and non-aeronautical revenues increased 19.6% to Ps. 633 million.  Total revenues, which also include construction revenue, increased 11.5% to Ps. 705 million.  The increase in aeronautical revenues was principally the result of the increase in passenger traffic, a favorable peso/U.S. dollar exchange rate, and the increases in passenger charges and tariffs for airport services effective April and October 2011. Non-aeronautical revenues rose 11.9%, principally because of the commercial initiatives and higher revenue from the NH T2 hotel.

In 1Q12, non-aeronautical revenues were 24.0% of total aeronautical and non-aeronautical revenues. In 2006, when OMA carried out its IPO, non-aeronautical revenues were only 18.8% of the total.

The Monterrey airport contributed 44.0% of the sum of aeronautical and non-aeronautical revenues, Culiacán 8.1%, and Mazatlán 7.7%.

Construction revenues were Ps. 71 million, which is the value of improvements to concessioned assets made during the quarter, compared to Ps. 102 million in 1Q11. (See Notes to the Financial Information.)

Aeronautical revenues increased 22.3% to Ps. 481 million. Domestic passenger charges increased 25.9% principally as a result of tariff increases in 2011 under the maximum rate agreement and increased domestic traffic. International passenger charges increased 31.6%, principally as a result of exchange rate movements and the increase in rates authorized under the maximum rate agreement . Aeronautical revenue per passenger increased 13.6% to Ps. 166.2.

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3 RevPAR

Non-aeronautical revenues increased 11.9%, principally because of increased occupancy of the airport parking lots and the increase in NH T2 hotel revenues.

NH T2 hotel revenues increased 15.1% to Ps. 38 million. Room rental was 81.0% of hotel revenues, food and beverages 16.0%, and other services 3.0%.

Parking revenues increased 12.7%, principally because of an increased occupancy rate.  Other commercial revenues increased 33.4% principally as a result of an increase in passenger services.  Car rental revenue rose 19.4% principally because of the new method for enabling passengers to select car rental brands.  OMA Carga grew 12.4%, principally as a result of an increase in import shipments.

Monterrey contributed 41.2% of non-aeronautical revenues, the NH T2 hotel 25.2%, Mazatlán 6.4%, and Culiacán 4.0%.

Non-aeronautical revenues per passenger increased 4.0% to Ps. 52.5. Non-aeronautical revenues per passenger, excluding the NH T2 hotel, increased 3.1% to Ps. 39.3.

Costs and operating expenses

Total cost of services and general and administrative expenses, excluding the maintenance provision, construction costs, and hotel costs and expenses, increased 9.2%, principally because of higher electricity rates and the security services contract negotiated last year.

The airport concession tax increased 23.2% because of the growth in revenues.  The technical assistance fee increased 19.9%, in line with the increase in EBITDA generated by the airports.

Depreciation and amortization increased 14.8%, principally as a result of increased investments, including the expansion of Terminal C in Monterrey.

Total costs and expenses in 1Q12 were Ps. 445 million, an increase of 1.3%.

Adjusted EBITDA and Operating Income

Adjusted EBITDA was Ps. 350 million in 1Q12, an increase of 28.6%. The Adjusted EBITDA margin was 55.3%.

OMA calculates Adjusted EBITDA as shown in the table below. The Adjusted EBITDA margin is calculated against the sum of aeronautical and non-aeronautical revenues. (See Notes to the Financial Information for additional discussion of Adjusted EBITDA.)

Operating income increased 37.5% to Ps. 264 million, and the operating margin was also 37.5%.

Financing expense and taxes

Comprehensive financing income (expense) was income of Ps. 8 million in 1Q12, as compared to an expense of Ps. 16 million in 1Q11. The result is principally because of lower interest expense and an exchange gain resulting from the appreciation of the peso and the accounting effect on dollar-denominated debt.

The income tax provision rose 47.9%, principally because of the increase in pretax income.

Net Income

Consolidated net income and Net income of controlling interest each increased 59% to Ps. 184 million.  The increases resulted from the combination of higher operating income and the exchange gain.

Earnings per share were Ps. 0.46, and earnings per ADS were US$0.26 per ADS. Each ADS represents eight Series B shares. (See Annex Table 3.)

Capital expenditures

During 1Q12, capital expenditures were Ps. 165 million, including Master Development Plan (MDP) projects and acquisitions as well as strategic investments. This amount includes projects started, in process, and completed. The most important investments during the first quarter were:

■	Installation of a solar power generation project at the Zacatecas airport.

■	Expansion of Terminal C at the Monterrey airport.

■	Relocation of the security checkpoint and expansion of the terminal building in the Culiacán airport.

■	Acquisition of a new Oshkosh fire truck for the Monterrey airport.

■	Rehabilitation of the Zihuatanejo airport runway.

■	Expansion and remodeling of the Chihuahua airport terminal building.

■	Closed circuit TV systems for Terminals A and C of the Monterrey airport.

■	Rehabilitation of the Tampico airport runway.

Cash flow statement

In the first three months of 2012, operating activities generated cash of Ps. 301 million compared to Ps. 141 million during the 2011 period. The increase was principally because of increased revenues and improved working capital management in 2012.

Inflows from financing included a net increase in debt of Ps. 209 million, principally as a result of new short-term credit lines.

As of March 31, 2011, the balance sheet included short-term debt of Ps. 250 million with an interest rate of 28-day TIIE + 120 bp. The revolving credit facilities are financing working capital needs. Long-term debt totaled Ps. 1,496 million, of which Ps. 1,300 million are the 5 year notes (certificados bursatiles) that OMA placed in July 2011 at a rate of 28-day TIIE + 70 bp.  OMA used a portion of the funds raised to prepay loans for Ps. 1,006 million, and the balance for financing the investment program.

Investment activities used cash of Ps. 80 million.

Dividend payments during the first 3 months of 2012 were Ps. 100 million.

OMA had a net increase in cash of Ps. 310 million during 1Q12, with a balance of cash and cash equivalents of Ps. 834 million as of March 31, 2012. (See Annex Table 4).

OMA has no exposure to any financial derivative instruments as of the date of this report.

Subsequent developments

Fourth quarterly payment of 2010 dividend: On April 16, 2012, the fourth quarterly installment of the dividend declared by the Annual Shareholders’ Meeting on April 14, 2011 was paid. The amount was Ps.0.25 per share.

Annual Shareholders’ Meeting and Extraordinary Shareholders Meeting:  On April 18, 2012, the Shareholders’ Meetings approved, among other items, a capital reduction, by means of a reimbursement to shareholders in the amount of Ps. 1.25 per share, to be paid in a single installment no later than July 18, 2012, against the delivery of Coupon 23.  In addition, Aarón Dychter Poltolarek was approved as an Independent member of the Board of Directors, replacing Salvador Alva Gómez.

 OMA (NASDAQ: OMAB; BMV: OMA) will hold a conference call on April 27, 2012 at 11:00 am Eastern time, 10:00 am Mexico City time.

The conference call is accessible by calling 1-877-941-4774 toll-free from the U.S. or 1-480-629-9760 from outside the U.S. The conference ID is 4533364. A taped replay will be available through May 4, 2012 at 877-870-5176 toll free or + 1-858-384-5517, using the same ID.

The conference call will also be available by webcast at http://ir.oma.aero/events.cfm.

Annex Table 1

Annex Table 2

Annex Table 3

Annex Table 4

Annex Table 5

Annex Table 6

Notes to the financial information

Financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), and presented in accordance with IAS 34 “Interim Financial Reporting.” Results for 2010 have been reformulated in accordance with IFRS.

Adjusted EBITDA: OMA defines Adjusted EBITDA as net income minus net comprehensive financing income plus taxes and depreciation and amortization minus construction revenue plus construction expense and maintenance provision. Adjusted EBITDA should be not considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that Adjusted EBITDA provide a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. Financial ratios calculated on the base of Adjusted EBITDA are also widely used by credit providers in order to gauge the debt servicing capacity of companies. Adjusted EBITDA is not defined under IFRS or U.S. GAAP, and may be calculated differently by different companies.

Aeronautical revenues: are revenues from rate-regulated services. These include revenue from airport services, regulated leases, and access fees from third parties to provide complementary and ground transportation services. Airport service revenues include principally departing domestic and international passenger charges (TUA), landing fees, aircraft parking charges, passenger and carry-on baggage screening, and use of passenger jetways, among others. Revenue from third party access fees to provide complementary services include revenue sharing for ramp services, aircraft towing, water loading and unloading, cabin cleaning, electricity supply, catering, security, and aircraft maintenance, among others. Revenues from regulated leases include principally rental to airlines of office space, hangars, and check-in and ticket sales counters. Revenues from access charges for providers of ground transportation services include charges for taxis and buses.

Airport Concession Tax (DUAC):  This tax, the Derecho de Uso de Activos Concesionados, is equal to 5% of gross revenues, in accordance with the Federal Royalties Law.

American Depositary Shares (ADS): Securities issued by a U.S. depositary institution representing ownership interests in the deposited securities of non-U.S. companies. OMA’s depositary bank is Bank of New York Mellon. Each OMA ADS represents eight Series B shares.

Capital expenditures, Capex: includes investments in fixed assets (including investments in land, machinery, and equipment) and improvements to concessioned properties.

Cargo unit: equivalent to 100 kg of cargo.

Construction revenue, construction cost: IFRIC 12 “Service Concession Arrangements” addresses how service concession operators should apply existing International Financial Reporting Standards (IFRSs) to account for the obligations they undertake and rights they receive in service concession arrangements. The concession contracts for each of OMA’s airport subsidiaries establishes that the concessionaire is obligated to carry out construction or improvements to the infrastructure transferred in exchange for the rights over the concession granted by the Federal Government. The latter will receive all the assets at the end of the concession period.  As a result the concessionaire should recognize, using the percentage of completion method, the revenues and costs associated with the improvements to the concessioned assets. The amount of the revenues and costs so recognized should be the price that the concessionaire pays or would pay in an arm’s length transaction for the execution of the works or the purchase of machinery and equipment, with no profit recognized for the construction or improvement. The change does not affect operating income, net income, or EBITDA, but does affect calculations of margins based on total revenues.

Earnings per share and ADS: use the weighted average of shares or ADS outstanding for each period, excluding Treasury shares from the operation of the share purchase program.

IAS 34 “Interim Financial Reporting”:  This norm establishes the minimum content that interim financial statements should include, as well as the criteria for the formulation of the financial statements.

International Financial Reporting Standards (IFRS)

In January 2009, the National Banking and Securities Commission (CNBV) published amendments to its Circular for Issuers to make mandatory the presentation of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) starting with the year ending December 31, 2012, but allowing for early adoption. OMA’s Board of Directors approved early adoption of IFRS for the year ending December 31, 2011.  The financial statements for the year ended December 31, 2010 were the last statements that were prepared in accordance with Mexican Financial Reporting Standards (MFRS). These financial statements have been reformulated for comparative effects under IFRS.

Financial statements and other information are presented in accordance with IFRS and their Interpretations. These standards differ in certain significant respects from U.S. GAAP.

Maintenance Provision: represents the obligation for future disbursements resulting from wear and tear or deterioration of the concessioned assets used in operations including: runways, platforms, taxiways, and terminal buildings. The provision is increased periodically for the wear and tear to the concessioned assets and the Company’s estimates of the disbursements it need to make. The use of the provision corresponds to the outflows made for the conservation of these operational assets.

Master Development Plan (MDP): The investment plan agreed to with the government every five years, under the terms of the concession agreement. These include capital investments and maintenance for aeronautical activities, and exclude commercial and other non-aeronautical investments. The investment horizon is 15 years, of which the first five years are committed investments.

Maximum Rate System: The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. The concessionaire sets and registers the specific prices for services subject to regulation, which may be adjusted every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis after the close of each year.

NH T2 hotel: The NH hotel in Terminal 2 of the Mexico City International Airport.

Non-aeronautical revenues: are revenues that are not subject to rate regulation. These include commercial services such as parking, advertising, car rentals, leasing of commercial space, freight management and handling, and other lease income, among others.

Passengers: all references to passenger traffic volumes are to terminal passengers.

Passenger charges (TUA, Tarifa de Uso de Aeropuerto): are paid by departing passengers (excluding connecting passengers, diplomats, and infants). Rates are established for each airport and are different for domestic and international travel.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes for passenger traffic or financial items are calculated based on actual numbers.

Strategic investments: refers only to those investments that are additional to those in the Master Development Plan.

Technical Assistance Fee:  This fee is charged as the higher of US$3.0 million per year or 5% of EBITDA before technical assistance.  The operating results of the NH T2 hotel are not included in calculating the airport concession tax or the technical assistance fee.

Terminal passengers: includes passengers on the three types of aviation (commercial, charter, and general aviation), and excludes passengers in transit.

Unaudited financials: financial statements are unaudited statements for the periods covered by the report.

Workload Unit: one terminal passenger or one cargo unit.

This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our most recent annual report filed on Form 20-F under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., known as OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA also operates a hotel and commercial areas inside Terminal 2 of the Mexico City airport. OMA employs over 1,000 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2008. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris Management, subsidiary of Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). For more information, please visit us at:
■	Website: http://www.oma.aero
■	Twitter: http://twitter.com/OMAeropuertos
■	Facebook: http://www.facebook.com/pages/OMA/137924482889484

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.
By: /s/ José Luis Guerrero Cortés
José Luis Guerrero Cortés
Chief Financial Officer

Date: April 27, 2012